UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 27 September, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


FOR IMMEDIATE RELEASE                                    27th SEPTEMBER, 2006








              AIB COMPLETES FOREIGN EXCHANGE INVESTIGATION PROCESS





In 2004 an investigation into foreign exchange charging issues at Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) was undertaken under the supervision of the Financial Regulator.



The AIB Board allocated all necessary resources to conducting a thorough and wide ranging follow-up investigation. This included examining the systems operated by the Bank and encouraging all staff throughout the organisation to speak up on issues where they had concerns. It also included a comprehensive review of products and services with the purpose of identifying any shortcomings or issues and correcting them appropriately.



A range of issues under foreign exchange and other headings were identified. Most of these were dealt with and restitution, where appropriate, has been or will be made. AIB has dealt with, and will continue to deal with, the Financial Regulator in this regard.



Two major issues were identified later on in the process and required further investigation. These related to specific instances of the application of incorrect margins or overcharging on foreign exchange transactions in the early 1990s and other instances related to interest overcharging which arose in the late 1980s (see notes to editors).



The investigation into foreign exchange and interest charges was independently reviewed by Mr. Maurice O'Connell, former Governor of the Central Bank of Ireland. Regular reports on progress were made to the AIB Board and the process was actively monitored by the Financial Regulator throughout.



The investigation of these two issues has now been completed to the satisfaction of the AIB Board and the Financial Regulator.



The question of disciplinary action was considered by AIB Management. In view of the lack of evidence, due principally to the passage of time, it was concluded that disciplinary action could not be initiated against any member of staff.




In relation to all of the above matters, the payment of restitution to customers, where it has been possible to identify them, has been or will be made. This amounts to EUR11m (see notes to editors). Where identification has not been possible it has been agreed with the Financial Regulator that a payment of EUR20.6m will be made to charity (see notes to editors). AIB is well advanced in the identification of suitable recipients for charitable funds in areas including educational disadvantage and research into how a growing immigrant population can be integrated into Irish society.



These payments are in addition to the EUR34.2m arising as a result of the 2004 investigation.




AIB Chief Executive Eugene Sheehy said:-



"The Bank is satisfied that the investigations have now been completed. However, the failings which they identified are deeply regrettable and I apologise for them on my own behalf and on behalf of the Board. The Board and Management of AIB are committed to complying with the principles and standards set down by the Financial Regulator.



I can assure our customers that we have learned valuable lessons and have taken comprehensive action to prevent any of these issues arising again. We have put in place, and are continuing to put in place, new systems and procedures to ensure that our customers receive the levels of transparency and service which they are fully entitled to expect at all times."



                                     -ENDS-





For further information please contact:
Catherine Burke                                 Alan Kelly
Head of Corporate Relations                     Head of Group Investor Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Dublin 4                                        Dublin 4
Tel: +353-1-6413894                             Tel: +353-1-6412162






Notes to Editors



Note 1 - Payments to Customers


Payment Protection Insurance                                       EUR  4.6m
Early terminations of lease contracts                              EUR  1.4m
Affinity Schemes applied inconsistently                            EUR  1.0m
Stamp Duty on ATM/Laser Cards collected incorrectly                EUR  0.7m
Application of incorrect interest charges - Tramore/Waterford      EUR  0.6m (Note 2)
Other charging errors (29 in total)                                EUR  2.7m
                                                                   EUR 11.0m




Note 2 - Application of incorrect interest charges in branches in Tramore and O'Connell St., Waterford - EUR0.2m (EUR0.6m to include interest)



- Refunds totalling EUR0.6m will be made to approximately 600 identified customers (to include interest of EUR0.4m to compensate for the passage of time)

- Interest charges applied in the late 1980's were in excess of those notified to customers

- Following an investigation of the branch network, the Bank found no evidence of a wider incidence of the application of incorrect interest charges as identified in Tramore/Waterford.



Note 3 - Payments to Charitable Causes - EUR20.6m


(i)    Foreign Exchange Transactions                                EUR 17.8m (Note 4)
(ii)   Miscellaneous overcharges arising where customers cannot
       be identified or refunds remain unclaimed                    EUR  2.2m
(iii)  Interest on 2004 FX deposit with the Central Bank
       of Ireland                                                   EUR  0.6m
                                                                    EUR 20.6m




- This payment will be in addition to corporate giving which the bank would in any event be making in 2006

- This payment is in accordance with the principles outlined by the Financial Regulator whereby the Bank will not benefit from the incorrect application of charges even where affected customers cannot be identified

- This payment is in addition to the previously announced EUR10m contribution to the Community Foundation for Ireland. This represented the unpaid balance of the foreign exchange element of the EUR34.2m arising from the 2004 investigation where customers could not be identified or refunds remained unclaimed



Note 4 - Foreign Exchange transactions - EUR10.5m (EUR17.8m to include interest)



- Incorrect margins were applied in various situations resulting in foreign exchange charges in some cases being in excess of those notified to the Central Bank

- Records do not enable the identification of customers affected by these issues and so a payment of EUR17.8m, to include interest of EUR7.3m to compensate for the passage of time, will be made to charity

-         Affected transactions were in the period pre-1995





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  27 September, 2006                       By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.